Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Iris Parent Holding Corp. on Amendment No. 4 to Form S-4, of our report on the financial statements of Iris Acquisition Corp (formerly known as Tribe Capital Growth Corp I) (the “Company”) dated April 17, 2024, which includes an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Company as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 8, 2024